Exhibit 99.4

For Ministry Use Only
A l’usage exclusif du ministere
Ontario Corporation Number
Numero de la societe en Ontario
2231229
Min Ministere des
Government Services Services gouvernementaux
Ontario
CERTIFICATE CERTIFICAT
This is to certify that these articles are effective on
Ceci certifie que les presents statuts entrent en vigueur le
DECEMBER 18 DECEMBRE, 2013
17
Director / Directeur
Business Corporations Act / Loi sur les societes par actions
ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION
Form 3 Business Corporations Act
Formule 3 Loi sur les societes par actions
1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Denomination sociale actuelle de la societe (ecrire en LETTRES MAJUSCULES SEULEMENT) :
MERCARI ACQUISITION CORP.
2. The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle denomination sociale de la societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT) :
CONCORDIA HEALTHCARE CORP.
3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :
2010/01/20
Year, Month, Day)
(annee, mois, jour)
4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a change.
Number of directors is/are: minimum and maximum number of directors is/are:
Nombre d’administrateurs : nombres minimum et maximum d’administrateurs :
Number minimum and maximum
Nombre minimum et maximum
or ou
5. The articles of the corporation are amended as follows:
Les statuts de la societe sont modifies de la facon suivante :
1. to change the name of the Corporation to Concordia Healthcare Corp.; and
2. to consolidate the issued and outstanding Common Shares of the Corporation on the basis of every 48.08 issued and outstanding pre-consolidation Common Shares into one issued and outstanding post-consolidation Common Share; provided, however, that in the event that the consolidation would
07119 (2011/05) © Queen’s Printer for Ontario, 2011 / © Imprimeur de la Reine pour l’Ontario, 2011
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otherwise result in the issuance of a fractional share, no fractional share will be issued and such fraction will be rounded down to the next highest whole number of Common Shares.
6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de la Loi sur les societes par actions.
7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le
2013/12/16
(Year, Month, Day)
(annee, mois, jour)
These articles are signed in duplicate.
Les presents statuts sont signes en double exemplaire.
MERCARI ACQUISITION CORP.
(Print name of corporation from Article 1 on page 1)
(Veuillez ecrir le nom de la societe de I’article un a la page une).
By/
Par:
Director
(Signature)
(Description of Office)
(Signature)
(Fonction)
Elena Masters
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